Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations attributable to common shareholders	$406,074	$387,380	$328,110	$324,688	$236,839
Income taxes	230,591	237,317	183,604	160,869	138,551
Fixed charges	206,089	219,437	246,462	248,664	241,807
Total earnings	$842,754	$844,134	$758,176	$734,221	$617,197

Fixed Charges:
Interest expense	$201,888	$214,616	$241,995	$244,174	$237,766
Estimated interest portion of annual rents	4,201	4,821	4,467	4,490	4,041
Total fixed charges	$206,089	$219,437	$246,462	$248,664	$241,807

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$636,665	$624,697	$511,714	$485,557	$375,390
Net income from continuing operations attributable to common shareholders	406,074	387,380	328,110	324,688	236,839
Ratio of income before income taxes to net income	1.57	1.61	1.56	1.50	1.59
Preferred stock dividends	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$206,089	$219,437	$246,462	$248,664	$241,807
Preferred stock dividend requirements	—	—	—	—	—
Total	$206,089	$219,437	$246,462	$248,664	$241,807

Ratio of Earnings to Fixed Charges (rounded down)	4.08	3.84	3.07	2.95	2.55